UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Laxai Pharma, Ltd.
(Name of Issuer)
Ordinary Shares, Par Value NIS 0.04
(Title of Class of Securities)
M74896107
(CUSIP Number)
March 2, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS UTA Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,800,000 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		—

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,800,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

—

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS YZT Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,800,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,800,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (limited liability company)
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Alleghany Capital Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,800,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,800,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Alleghany Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,800,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,800,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

CUSIP No.	M74896107

1	NAMES OF REPORTING PERSONS Udi Toledano

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		—

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,800,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		—

WITH:	8	SHARED DISPOSITIVE POWER

5,800,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.9%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 1(a). Name of Issuer:
Laxai Pharma, Ltd. an Israeli corporation (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
8905 Regents Park Dr, Suite 210, Tampa, Florida 33647
Item 2(a). Name of Persons Filing:
UTA Capital LLC
YZT Management LLC
Alleghany Capital Corporation
Alleghany Corporation
Udi Toledano
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal office of each of UTA Capital LLC, YZT Management LLC and Udi Toledano is located at 100 Executive Drive, Suite 330, West Orange, NJ 07052
The principal office of each of Alleghany Capital Corporation and Alleghany Corporation is located at 7 Times Square Tower, New York, New York 10036
Item 2(c). Citizenship:
UTA Capital LLC is a Delaware limited liability company
YZT Management LLC is a New Jersey limited liability company
Alleghany Capital Corporation is a Delaware corporation
Alleghany Corporation is a Delaware corporation
Udi Toledano is a citizen of the United States of America
Item 2(d). Title of Class of Securities:
Ordinary Shares, par value NIS 0.04 per share
Item 2(e). CUSIP Number:
M74896107
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
(a) Amount beneficially owned:
Approximately 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments*
(b) Percent of class: Up to not more nor less than 9.9%*
(c) Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote:

(ii)	Shared power to vote or direct the vote:Approximately 5,800,000*

(iii)	Sole power to dispose or direct the disposition of:

(iv)	Shared power to dispose or direct the disposition of: Approximately 5,800,000*

*
UTA Capital LLC was issued a 5 year warrant, exercisable at any time, to purchase up to not more nor less than 9.9% of the Issuer’s (as defined below) issued and issuable ordinary shares, initially estimated to be 5,800,000 of the Issuer’s ordinary shares, subject to certain adjustments, under a Note and Warrant Purchase Agreement dated March 2, 2010. This Schedule 13D is being jointly filed by (i) UTA Capital LLC; (ii) the members or beneficial owners of membership interests in UTA Capital LLC, which include (a) YZT Management LLC, a New Jersey limited liability company and the managing member of UTA Capital LLC, and (b) Alleghany Capital Corporation, a Delaware corporation and a member of UTA Capital LLC; (iii) Alleghany Corporation, a publicly-traded Delaware corporation of which Alleghany Capital Corporation is a wholly-owned subsidiary; and (iv) Udi Toledano, the managing member of YZT Management LLC.

Item 5. Ownership of Five Percent or Less of a Class.
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

UTA Capital LLC

	By:	YZT Management LLC,
its managing member

Date: March 12 2010	By:	/s/ Udi Toledano

Udi Toledano
its managing member

YZT Management LLC

	By:	/s/ Udi Toledano

Udi Toledano
its managing member

Alleghany Capital Corporation

	By:	/s/Peter R. Sismondo

Peter R. Sismondo
Vice President and Treasurer

Alleghany Corporation

	By:	/s/Peter R. Sismondo

Peter R. Sismondo
Vice President

/s/ Udi Toledano

Udi Toledano

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of March 12, 2010.